Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

REKOR SYSTEMS, INC.

Rekor Systems, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

(1)
The Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended by deleting the second sentence of Article IV, Section 4.1 thereof in its entirety and inserting the following in lieu thereof:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred-Two Million (102,000,000) shares, of which One Hundred Million (100,000,000) shares shall be designated as Common Stock with a par value of $0.0001 per share, and Two Million (2,000,000) shares shall be designated as Preferred Stock with a par value of $0.0001 per share.

(2)
The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment of the Amended and Restated Certificate of Incorporation, as amended, to be executed and acknowledged by its duly appointed officer as of this 18th day of March 2020.

REKOR SYSTEMS, INC.

By:	/s/ Robert Berman
Name: Robert Berman
Title: President and Chief Executive Officer